# Nasdaq Regulation



**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

June 4, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 3, 2025, The Nasdaq Stock Market (the "Exchange") received from KraneShares Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

KraneShares Global Humanoid and Embodied Intelligence Index ETF, shares of beneficial interest, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

*Eun Ah Choi*